UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Senesco Technologies, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

817208408
(CUSIP Number)

Christopher Forbes
c/o Forbes, Inc.
60 Fifth Avenue
New York, NY 10011
732-296-8400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 6, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages) (Page  of  7 Pages)

1	NAME OF REPORTING PERSON Christopher Forbes

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		19,618,890

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		19,618,890

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,239,021 shares of common stock, 6,649,976 shares of common stock issuable pursuant to warrants which are exercisable within 60 days from the date hereof, 883,739 shares of common stock issuable pursuant to options which are exercisable within 60 days from the date hereof, 3,846,154 shares of common stock which are issuable upon the conversion of preferred stock which are convertible within 60 days from the date hereof.  Such amount excludes 95,000 shares underlying options which become exercisable more than 60 days after the date hereof.  Such amount includes shares acquired in the Public Offering (as defined below).

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1.       Security and Issuer.

The reporting person has previously filed a Schedule 13D with the Securities and Exchange Commission on March 1, 2010, as amended on June 1, 2010.  This filing relates to the common stock, par value $0.01 per share (the “Common Stock”), of Senesco Technologies, Inc., a Delaware corporation (the “Issuer”).  On January 6, 2012, the reporting person entered into a Securities Purchase Agreement with the Company, whereby the reporting person acquired additional shares of the Company’s Common Stock in a public offering of securities previously registered on an effective Registration Statement on Form S-3 (the “Public Offering”). The principal executive offices of the Issuer are located at 303 George Street, Suite 420, New Brunswick, New Jersey.

Item 2.       Identity and Background.

(a)	Name of Persons Filing:

Christopher Forbes

(b)	Address of Principal Business Office or if None, Residence:

Forbes, Inc. 60 Fifth Avenue New York, NY 10011

(c)
Mr. Forbes is the Vice Chairman of Forbes, Inc., which publishes Forbes Magazine and Forbes.com.  Any correspondence regarding this filing should be addressed c/o Christopher Forbes at the mailing address above.

(d)	During the last five years, Mr. Forbes has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Mr. Forbes has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Mr. Forbes being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)	Mr. Forbes is a United States citizen.

Item 3.       Source and Amount of Funds or Other Consideration.

Mr. Forbes used his personal funds for the purchase of the Common Stock.

Item 4.       Purpose of Transaction.

Christopher Forbes is a director of the Issuer.  Mr. Forbes has, in the past, and most recently has acquired the Common Stock of the Issuer for investment purposes only.  From time to time, Mr. Forbes evaluates transactions both with the Issuer and with third parties for the purchase of additional securities of the Issuer for his investment purposes.

With the exception of the foregoing and the Public Offering, Mr. Forbes has no present plan or proposal that relates to or would result in (i) the acquisition of additional securities or the disposition of securities of the Issuer by any person, (ii) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Issuer or any of its subsidiaries, (iii) any change in the Issuer’s present Board of Directors or management, (iv) any material change in the Issuer’s present capitalization or dividend policy or any other material change in the Issuer’s business or corporate structure, (v) any change in the Issuer’s charter or by-laws or other actions that may impede the acquisition of control of the Issuer by any person, (vi) any change that would result in any class of the Issuer’s equity securities becoming eligible for termination of its registration pursuant to the Securities Exchange Act of 1934, as amended, or to cease to be authorized to be quoted in NYSE Amex Exchange, or (vii) any similar action. However, the filer reserves the right to formulate plans or proposals specified in clauses (i) through (vii) hereof.

Item 5.       Interest in Securities of the Issuer.

(5)(a)	Number of Shares beneficially owned by Mr. Forbes:

19,618,890 (19.7% of the Common Stock)

Such amount includes 8,239,021 shares of common stock, 6,649,976 shares of common stock issuable pursuant to warrants which are exercisable within 60 days from the date hereof, 883,739 shares of common stock issuable pursuant to options which are exercisable within 60 days from the date hereof, 3,846,154 shares of common stock which are issuable upon the conversion of preferred stock which are convertible within 60 days from the date hereof.  Such amount excludes 95,000 shares underlying options which become exercisable more than 60 days after the date hereof.  Such amount includes shares acquired in the Public Offering.

(5)(b)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:

19,618,890

	(ii)	Shared power to vote or to direct the vote:

0

	(iii)	Sole power to dispose or to direct the disposition of:

19,618,890

	(iv)	Shared power to dispose or to direct the disposition of:

0

5(c)	During the past 60 days prior to the date hereof, Mr. Forbes has not purchased shares of Common Stock of the Issuer except pursuant to the Public Offering.

No.

5(d)
No person other than the filing persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Forbes.

5(e)	Not applicable.

Item 6.       Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The filing person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.       Material to be Filed as Exhibits.

Exhibit	Name
99.1	Securities Purchase Agreement by and between Christopher Forbes and the Company dated as of January 6, 2012. (Filed as exhibit 10.1 to Form 8-K on January 9, 2012)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. The undersigned hereby express our agreement that this Schedule 13D is filed on behalf of each of us pursuant to Rule 13d-1(k) under the Securities Exchange Act.

Dated: January 19, 2012

By: /s/ Christopher Forbes
Name: Christopher Forbes

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)